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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
                                 ---------------

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               For July 13, 2006

                         COMMISSION FILE NUMBER 5-59311

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                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
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                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

                                 ---------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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

                  Dialog Expands Board Of Directors


    KIRCHHEIM, Germany & TECK, Germany--(BUSINESS WIRE)--July 13, 2006--Dialog Semiconductor Plc (FWB: DLG)(Nasdaq: DLGS), a leading provider of power management semiconductor solutions, announces that former Vodafone UK chief technology officer Chris Burke and O2 Capability and Innovation Director, Russ Shaw, are joining the company's Board of Directors. Peter Tan, President & Managing Director of Flextronics Asia, also joins the Board with immediate effect.
    These appointments are in line with the re-positioning of the company expanding its global reach and moving closer to its strategic target markets.
    Jalal Bagherli, Dialog CEO, commented: "I am pleased to welcome these new Board members to Dialog. As our shareholders know, we are undertaking a number of strategic changes to our business to align it for the significant growth opportunities we see in our markets. Chris has a successful track record of developing and implementing technical and operational solutions in telecoms and related technology industries. Russ's marketing driven approach and track record of innovation in both financial services and mobile communications are a powerful combination. Peter's manufacturing and technology expertise combined with his extensive knowledge of the Asian markets will be invaluable to Dialog."
    Chris Burke served as CTO and CIO for Vodafone Limited until the end of 2004. Previously, he was CTO and CIO at Energis. He is a highly experienced director currently holding appointments at Oz, a Vantage Point portfolio company, and Tatara Systems in Boston. He has provided strategic advice to technology companies since 1982, including high growth technology start ups March Networks and Ubiquity Software, as well as sitting on the technical advisory board of Hewlett Packard. Chris brings with him industry wide contacts and knowledge.
    Russ Shaw recently took up his current executive role, Capability and Innovation Director within O2, to focus on creating a competitive advantage for the business around new products, broadband, online, future CRM, content and convergence. He has been Marketing Director at O2 since 2005, establishing a strong brand and product road map leading to significant customer growth. He has over twenty years senior marketing and brand management experience in the telecoms and financial services arena and brings with him a depth of knowledge having previously held senior level positions with Mobileway and NTL Group as well as American Express and Charles Schwab.
    Peter Tan has held senior management roles across a broad range of technology companies, including Apple Computer, Molex and Flextronics, where he currently serves as President & Managing Director for Asia. Peter has over thirty years experience of operating in the Far East where he has built up a strong base and expertise with world class manufacturing and technology companies.
    Jan Tufvesson and Mike Risman will stand down from the Board of Directors. Non Executive Director Gregorio Reyes will succeed Jan as Non Executive Chairman.
    Gregorio Reyes joined the Dialog Board in December 2003, and has current board positions with other high technology companies including Seagate Technology and LSI Logic Corporation. A veteran of the semiconductor industry, he brings a wealth of experience from previous executive positions at National Semiconductor, Motorola, and Fairchild Semiconductor. He is also a past President and CEO of National Micronetics, Chairman and CEO of American Semiconductor Equipment Technologies, and of Sunward Technologies.
    Jan Tufvesson has been Chairman of the Board since the period leading up to Dialog's IPO on the Neuer Markt in 1999. Jan was appointed to the Board of the Company's predecessor holding company in 1990 as the representative of Ericsson and since his retirement from Ericsson has served as an independent board member. The Board wishes to thank Jan for his many years of loyal and valuable service and to wish him a long and happy retirement.
    Mike Risman joined the Board in 1999 following Apax's financing of the business and prior to its Neuer Markt listing. Until recently, Mike was a Global Equity Partner of Apax Partners with responsibility for their European IT activities. He was a member of Apax's Approval Committee and its UK Operating Committee. He is leaving the Board to focus on the establishment of Vitruvian Partners LLP, a new private equity firm. The Board has very much valued his active input over this period and wishes to thank him for his contribution and to wish him every success in his future career.

    Information about Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and display driver technology, targeting the wireless, automotive and industrial markets. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria, Japan and Taiwan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.


Contact

Dialog Semiconductor
Neue Strasse 95, D-73230 Kirchheim/Teck - Nabern, Germany
Telephone  +49-7021-805-412
Fax        +49-7021-805-200
E-mail     dialog@fd.com
Internet   www.dialog-semiconductor.com

James Melville-Ross
Financial Dynamics
Telephone   +44 207 831 3113



Language:     English
Issuer:       Dialog Semiconductor Plc.
              Neue Strasse 95
              73230 Kirchheim/Teck-Nabern Deutschland
Phone:        +49 7021 805-0
Fax:          +49 7021 805-100
E-mail:       martin.kloeble@diasemi.com
WWW:          www.diasemi.com
ISIN:         GB0059822006
WKN:          927200
Indices:      MIDCAP, PRIMEALL, TECHALLSHARE
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Dusseldorf, Stuttgart,
              Munchen, Hamburg; Foreign Exchange(s) Nasdaq


    CONTACT: Dialog Semiconductor Plc.
             Birgit Hummel, +49 7021-805 412
             birgit.hummel@diasemi.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DIALOG SEMICONDUCTOR PLC

Date  July 13, 2006                     By:/s/ Jalal  Bagherli
      -------------                        --------------------
                                           Dr. Jalal Bagherli
                                           Executive Director and CEO